

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 14, 2007

By Facsimile and U.S. Mail

Mr. Francis A. Contino
Chief Financial Officer
McCormick & Company, Incorporated
18 Loveton Circle, P. O. Box 6000
Sparks, MD 21152-6000

> **Re: McCormick & Company, Incorporated**
> **Form 10-K for the Fiscal Year Ended November 30, 2006**
> **Filed January 29, 2007**
> **Response Letter Dated June 5, 2007**
> **File No. 001-14920**

Dear Mr. Contino:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief